                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No.3)

                           Telewest Communications plc
                                (Name of Issuer)

                  Ordinary Shares, par value 10 pence per share
                         (Title of Class of Securities)

                                   G8742C 10 2*
                                 (CUSIP Number)

               Limited Voting Shares, par value 10 pence per share
                         (Title of Class of Securities)

                                 Not applicable
                                 (CUSIP Number)

                               Robert A. Eshelman
                                General Counsel,
                             Finance and Operations
                                One Microsoft Way
                         Redmond, Washington 98052-6399
                                 (425) 882-8080
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 September 21, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*    The CUSIP number for the American Depository Shares, each representing 10 of the Ordinary Shares, par value 10 pence per share, of Telewest
     Communications plc, is 87956P 10 5.

________________________

 CUSIP NO.  G8742C 10 2                                        Page 2 of 5 Pages
________________________

Item 1.  Security and Issuer

         This constitutes Amendment No. 3 (the "Amendment") to the Statement on
         Schedule 13D, dated July 17, 2000, as amended by Amendment No. 1, dated
         July 18, 2000, and Amendment No. 2, dated August 9, 2000 (the
         "Statement"), relating to the ordinary shares, par value 10 pence per share (the "Ordinary Shares"), and the Limited Voting Shares, par value
         10 pence per share (the "Limited Voting Shares"), of Telewest
         Communications plc, a public limited company incorporated under the laws of England and Wales ("Telewest").

Item 2.  Identity and Background.

         This statement is filed on behalf of Microsoft Corporation, a
         Washington corporation ("Microsoft"), Microsoft U.K. Cable, Inc., a
         Colorado corporation ("UK Cable"), and Microsoft Cable Partnership
         Holdings, Inc., a Colorado corporation ("Cable Partnership"). UK Cable and Cable Partnership are wholly-owned subsidiaries of Microsoft. UK
         Cable owns 540,648,982 Ordinary Shares and 57,312,938 Limited Voting
         Shares and Cable Partnership owns 40,385,202 Ordinary Shares. Microsoft continues to own directly 55,021,840 Ordinary Shares and 3,009,716
         Limited Voting Shares.

Item 4.  Purpose of the Transaction.

         On September 21, 2000, Microsoft, on behalf of itself and its subsidiaries, entered into a deed poll (the "Second Deed Poll")
         relating to its rights under the Revised New Relationship Agreement, dated March 3, 2000 (the "Revised New Relationship Agreement"), a copy of which is filed as Exhibit (2) to the Statement. A copy of the Second
         Deed Poll is attached as Exhibit (9).

         The Second Deed Poll provides that Microsoft and the Microsoft Group
         (as defined in the Revised New Relationship Agreement) will not exercise their right under the Revised New Relationship Agreement to withhold their consent (i) to any immaterial acquisition or disposal
         (with an acquisition or disposal being treated as immaterial if the fair value of the assets acquired or disposed represents 20 percent or less of the fair value

________________________

 CUSIP NO.  G8742C 10 2                                        Page 3 of 5 Pages
________________________

         of the total assets of the Telewest group immediately prior to such acquisition or disposal, as calculated by Microsoft), and (ii) to the incurrence of any borrowings or indebtedness or grant of any security interest by Telewest, in each case where Microsoft's consent is required under the Revised New Relationship Agreement. The Second Deed
         Poll will terminate immediately if Microsoft determines that the exercise of the rights covered by the Second Deed Poll would not require the equity method of accounting to be applied in relation to
         Microsoft's interest in Telewest under US GAAP and Microsoft notifies
         Telewest of this determination.

         All references to the documents described in this Item 4 are summaries thereof and do not purport to be complete and are qualified in their entirety by the full text of the respective documents, which have been attached hereto or to the Statement as exhibits and which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 9 --  Deed Poll by Microsoft Corporation,
                       dated September 21, 2000.

________________________

 CUSIP NO.  G8742C 10 2                                        Page 4 of 5 Pages
________________________

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 4, 2000

                                         MICROSOFT CORPORATION

                                         By:  /s/ Robert A. Eshelman
                                             Name:  Robert A. Eshelman
                                             Title: General Counsel,
                                                    Finance and Operations;
                                                    Assistant Secretary

                                         MICROSOFT UK CABLE, INC.

                                         By:  /s/ Robert A. Eshelman
                                             Name:  Robert A. Eshelman
                                             Title: Secretary

                                         MICROSOFT CABLE PARTNERSHIP HOLDINGS,
                                         INC.

                                         By:  /s/ Robert A. Eshelman
                                             Name:  Robert A. Eshelman
                                             Title: Secretary

________________________

 CUSIP NO.  G8742C 10 2                                        Page 5 of 5 Pages
________________________

                                  EXHIBIT INDEX

Exhibit 9 --  Deed Poll by Microsoft Corporation, dated September 21, 2000.